Swan DIVE

MARKET + DRINKS



To be located on the ground floor of the best housing developments nationally, Swan Dive spins the traditional mindset of retail and presents a new age amenity to the tenants as well as surrounding community. Combining two desirable elements, half healthy living market and half Instagramable, high energy dive-bar, comes a concept that caters to one's wants AND needs. Tenants of the OLIV property will have a lifestyle like no other offered with the addition of Swan Dive.







Swan Market will carry an array of lifestyle products and offer options from coffee and morning eats to lunch and dinner. Tenants along with community residents will be able to work, study, and relax at Swan. With the subtle placement of health and beauty products, everyday living essentials, a selection of grab and go pre-made meals as well as various grocery items, Swan's products will stay in line with today's on-the-go, matching the efficiency of those who frequent. We understand everyone is busy so one can pre-order via the app or grab a seat, plug-in, unwind and enjoy the beautiful surroundings.




MARKET INSPIRATION





After fully charging at Swan Market both physically and electronically, you could be ready for a cold beer or refreshing glass of wine. The beer cooler as it reads "BEER COOLER" will have you pass through an Instagramable entrance into a one of a kind, eclectic, speakeasy dive bar. Taking the traditional dive concepts that stood the test of time and adding in today's styles and technology. Swan Dive will have all areas covered under one roof. The full height LED screen gives the versatility to showcase sports, change the backdrop of the bar to allow for different settings and moods as well as speak to the energy of the late night crowd in a more intimate space. Dive will elevate the nightlife space with it's high energy atmosphere, DJ's, VIP Booths and staff presentations to keep everyone engaged.








DIVE INSPIRATION

With panoramic front sliding full height windows, Swan Dive opens up to a spacious courtyard encompassing a unique water feature for those hot summer days and beautiful nights.


Swan DIVE

PATIO / COURTYARD

VIEW FROM PATIO




PATIO


PATIO

This event space also houses a large LED video wall behind a performance stage which can both be viewed from our elevated patio. Concerts, movie nights, event gatherings, and of course game day tailgates will all be showcased at Swan Dive.



WHAT IS DIRECTLY ABOVE US?

243 UNITS
605 BEDS
265,627 SF of
Residential
Living Space



NOW
OFFERING
ROOM SERVICE

ADDITIONAL FEATURES

In an effort to promote the cohesion between Swan Dive and the OLIV residents, we will be offering extra services that will not only act as an amenity to the tenant but also provide additional forms of revenue.






ROOM SERVICE TO THE UNITS ABOVE

Simply scan the provided QR code, place order and pay from the phone and within minutes the order will be brought to the apartment. This includes food from the kitchen as well as all available market items.

APP-BASED PURCHASES

Order through our APP while on-the-go and grab it from the lobby pick-up counter on your way in or out of the building.

AMAZON COUNTER INTEGRATION

Simply drop off returns and pick up packages as a secure way ensure your order's safety.

WALK-UP "WINDOUGH"

Pizza window serving late night for those leaving Swan Dive or residents craving a late night snack. Accessible from the patio located right outside of the Dive's exit.



AMAZON COUNTER
APP SCAN ORDER PICK-UP
RESIDENT MARKET ENTRANCE
DRY GOODS / GROCERY
COFFEE CAPP.
DRINK BAR / PICK-UP / CHECK-OUT
PASTRY / DELICACY / FEATURED ITEM CASE
GRAB AND GO READY ITEMS
AMAZON LOCKERS
WOMENS
COMMUNAL SINK
MENS
HALLWAY
COMMON BACK OF HOUSE
EMERGENCY EXIT
WEST DINING
RESTROOM ACCESS / DIVE EXIT
SERVICE WELL
ACCESSIBLE ORDER KIOSKS
MARKET ENTRY / EXIT
MARKET ENTRY
ORDERING STATION
OPEN SEATING
SPEAKEASY "COOLER" DOOR
"COOLER" ROOM
DIVE ENTRY
OPEN FLOOR
BAR
DIVE ENTRANCE / COOLER WALL
COOLER
COOLER
CENTER OF ATTENTION
DJ
FOOD PICK-UP
FOUNTAIN DRINK STATION
DISHWASH / UTILITY
TRASH / TRAY RETURN
SERVING STATION
BAR
PATIO SEATING
PATIO SEATING
MARKET EXIT
KITCHEN
KITCHEN ENTRY / EXIT
EAST DINING
UP
STEPS FROM CENTRAL PLAZA
PRIVATE BOOTH
DIVE EXIT
UP
PATIO SEATING
WALK-UP "WINDOUGH"
DIVE EXIT
DIVE PATIO

FLOOR PLAN





PARTNERS

Please visit link to take the virtual tour of OLIV
https://youtu.be/Ul6blE7A_bc









THANK YOU

We are excited to share with you our vision for changing the way tenants approach thier amenities. With many more moving parts and abilities within the Swan Dive brand we look forward to further sharing our direction in transforming everyday lifestyle living. The aspirations and oppurtunity this team has for the growth of Swan Dive will create a new norm within high rise living.